Exhibit 99.5

Hailiang Education Group Inc. to Hold Annual General Meeting of Shareholders on June 23, 2020

HANGZHOU, China, May 18, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management services provider of primary, middle, and high schools in the PRC, today announced it will hold its 2020 Annual General Meeting of Shareholders (the "Meeting") on June 23, 2020, at Hailiang Education Group Inc., Zhejiang, China.

Date:	June 23, 2020
Time:	10 a.m. local time
Location:	Hailiang Education Group Inc., 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China

At the Meeting, the shareholders of record as of as of the close of business on Thursday, May 21, 2020 will be asked to vote on the following proposals:

•	To elect Mr. Junwei Chen as director of the Company, and to re-elect each of Mr. Cuiwei Ye, Mr. Ken He, Mr. Xiaohua Gu, and Mr. Xiaofeng Cheng as directors of the Company, each to hold office until the next annual general meeting;
•	To authorize the Board of Directors to fix the remuneration of the directors; and
•	To approve, ratify, and confirm the appointment of KPMG Huazhen LLP as the Company’s independent auditors for the year ending June 30, 2020, and to authorize the Board of Directors to fix their remuneration.

To attend the call for the Meeting, please use the information below for dial-in access. When prompted on dial-in, please reference "Hailiang Education Group" to join the call.

Conference Call
Date:	June 23, 2020
Time:	10:00 am Beijing Time, PRC
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education Group

Please dial in at least fifteen minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until June 29, 2020. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10144152.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students’ life, study, and development. Hailiang Education adapts its education services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com